UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-35755

BIT BROTHER LIMITED

(Translation of registrant’s name into English)

15/F, Block A, Kineer Business Centre

53 Binjiang Road, Yuelu District

Changsha, Hunan Province, China 410023

Tel: +86-0731-82290658

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Registered Direct Offering

On January 18, 2023, Bit Brother Limited (the “Company”) entered into certain securities purchase agreement (the “Purchase Agreement”) with certain non-affiliated institutional investors (the “Purchasers”) pursuant to which the Company agreed to sell 1,569,444 of its Class A ordinary shares (“Ordinary Shares”) and warrants (“Warrants”) to purchase 2,354,166 Ordinary Shares in a registered direct offering (the “Offering”), for gross proceeds of approximately $7.1 million. The Warrants will be exercisable immediately following the date of issuance for a period of five years at an initial exercise price of $4.50. The purchase price for each Ordinary Share and the corresponding Warrant is $4.50. Each Warrant is subject to anti-dilution provisions to reflect stock dividends and splits, subsequent rights offerings or other similar transactions, but not as a result of future securities offerings at lower prices. Upon the occurrence of a Fundamental Transaction (as defined in the Warrants), the Warrants are subject to mandatory redemption for cash consideration equal to the Black Scholes Value (as defined in the Warrants) of such portion of such Warrant to be redeemed.

The Company agreed in the Purchase Agreement that it would not issue any Ordinary Shares, or ordinary share equivalents for sixty (60) calendar days following the closing of the Offering subject to certain exceptions.

Concurrently with the execution of the Purchase Agreement, the officers and directors of the Company and shareholders of the Company holding 10% or more of the Company’s Ordinary Shares entered into lock-up agreements (the “Lock-Up Agreement”) pursuant to which they have agreed, among other things, not to sell or dispose of any Ordinary Shares which are or will be beneficially owned by them for one hundred and twenty (120) days following the closing of the Offering.

The Company currently intends to use the net proceeds from the Offering for research and development & commercialization of blockchain software, acquiring crypto-currency mining and for working capital and general corporate purposes. The Offering closed on January 20, 2023.

The Company entered into a placement agency agreement dated January 18, 2023 (the “Letter Agreement”), with Maxim Group LLC, as exclusive placement agent (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as the sole lead/exclusive placement agent in connection with the Offering. The Company agreed to pay the Placement Agent an aggregate fee equal to 7% of the gross proceeds raised in the Offering. The Company also agreed to reimburse the Placement Agent up to $50,000 for the reasonable and accounted fees and expenses of legal counsel.

Copies of the form of the Purchase Agreement, form of Warrant, form of Lock-Up Agreement and the Letter Agreement are attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, and are incorporated herein by reference. The foregoing summaries of the terms of the Purchase Agreement, Warrants and the Letter Agreement are subject to, and qualified in their entirety by, such documents.

On January 18, 2023, the Company issued a press release announcing the Offering. A copy of the press release is attached hereto as Exhibit 99.5 and is incorporated herein by reference. A copy of the legal opinion issued by the Company’s British Virgin Islands counsel Harney Westwood & Riegels LP is attached hereto as Exhibit 5.1.

Formation of Special Task Force to Investigate Suspected Illegal Shorting of BTB’s Stock

On January 20, 2023, the Company announced that its board of directors (the “Board”) aapproved the formation of a Special Task Force (the “Special Task Force”) to address suspected illegal shorting of its stock. The Special Task Force plans to engage competent counsel and/or investigation professionals and to take all possible actions to identify and prosecute those involved in the suspected illegal market manipulation of BTB’s stock. The Special Task Force is comprised of Mr. Xianlong Wu, Chairman of the Board and CEO of the Company, Ms. Diyu Jiang, Director of the Board and CFO of the Company, and Mr. Ralph Jones, Director of the Board and CEO of the Company’s subsidiary, Bit Brother New York Inc.

A copy of the press release announcing these actions is attached hereto as Exhibit 99.6.

Exhibits

Exhibit No.	Description
5.1	Legal Opinion of Harney Westwood & Riegels LP
99.1	Form of the Purchase Agreement
99.2	Form of Warrant
99.3	Form of Lock-Up Agreement
99.4	Letter Agreement dated January 18, 2023
99.5	Press Release dated January 18, 2023
99.6	Press Release dated January 20, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 20, 2023

BIT BROTHER LIMITED

By:	/s/ Xianlong Wu
Name:	Xianlong Wu
Title:	Chief Executive Officer and Chairman

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